CONSOLIDATED STATEMENTS OF
CHANGES IN FINANCIAL POSITION

FANTOM TECHNOLOGIES INC.



                                                         Nine Months Ended                         Three Months Ended
                                                      March 31 (Unaudited)                       March 31 (Unaudited)
                                                 1999                   1998                   1999                   1998
CASH PROVIDED BY (USED FOR):
Operations:
     Net income                          $ 10,854,080           $  7,197,316           $  3,985,901           $  2,873,508
     Items not requiring cash:
       Depreciation                         1,673,492              1,013,703                585,716                396,478
       Deferred tax provision               1,117,867              1,047,000                680,986                303,000
       Amortization of deferred
         development costs                          -                159,723                (51,049)               159,723
       Change in non-cash
         operating working
         capital                          (12,935,375)            (2,888,025)            (4,286,054)              (987,100)
       Increase in currency
         hedging exchange gains             3,737,019                      -              2,768,960                      -
--------------------------------------------------------------------------------------------------------------------------
                                            4,447,083              6,529,717              3,684,460              2,745,609

Financing:

     Payments on capital leases              (194,102)              (194,287)               (55,837)               (65,934)
     Issuance of common
       shares and warrants                    912,697                224,998                 73,250                186,000

     Dividends paid                          (810,502)                     -               (540,409)                     -
--------------------------------------------------------------------------------------------------------------------------
                                              (91,907)                30,711               (522,996)               120,066
Investments:

     Additions to property,
       plant and equipment                 (8,700,055)            (5,549,403)            (3,671,925)              (836,472)

     Change in non-cash
       working capital relating
       to investments                         521,010                      -                540,233                      -

     Additions to deferred
       development costs                     (784,781)            (1,596,723)               (29,941)            (1,596,723)
--------------------------------------------------------------------------------------------------------------------------
                                           (8,963,826)            (7,146,126)            (3,161,633)            (2,433,195)
     Increase (Decrease) in
       cash position                       (4,608,650)              (585,698)                  (169)               432,480

     Cash position at
       beginning of period                  4,609,798              4,698,156                  1,317              3,679,978
--------------------------------------------------------------------------------------------------------------------------
     Cash position at
       end of period                     $      1,148           $  4,112,458           $      1,148           $  4,112,458
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

                                   [GRAPHIC]

                                     [LOGO]

                  F A N T O M  T E C H N O L O G I E S  I N C .

                HEAD OFFICE AND CANADIAN MANUFACTURING FACILITY:
                        1110 Hansler Road, P.O. Box 1004
                            Welland, Ontario L3B 5S1
                  Voice: (905) 734-7476 Fax: (905) 734-9955

                     UNITED STATES MANUFACTURING FACILITY:
               102 Corporate Blvd., Carolina Center Business Park
                      West Columbia, South Carolina 29169
                   Voice: (803) 739-1151 Fax: (803) 939-0730

                             TORONTO SALES OFFICE:
                Suite 414, 1 Eva Road, Toronto, Ontario M9C 4Z5
                   Voice: (416) 622-9740 Fax: (416) 626-0674

                    TORONTO STOCK EXCHANGE: FTM NASDAQ: FTMTF
               WEBSITE: www.fantom.com E-MAIL: fantom@fantom.com

                          TRANSFER AGENT & REGISTRAR:
                          CIBC Mellon Trust Company
              320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A1

         FANTOM-Registered Trademark- and CYCLONE XT are trademarks of
                           FANTOM TECHNOLOGIES INC.


                                   [GRAPHIC]

          TO SHAREHOLDERS

          FOR THE NINE MONTHS ENDED
          MARCH 31, 1999

                                     [LOGO]

FANTOM TECHNOLOGIES INC.

THIRD QUARTER REPORT TO SHAREHOLDERS

FOR THE NINE MONTHS ENDED MARCH 31, 1999


We are pleased to advise that, once again, the Company had a record-breaking quarter, the fifth in a row.

For the three months ended March 31, 1999 (Q3 fiscal 1999), net income rose 39% from the year-earlier period to $4.0 million. Earnings per share increased to 44 cents (based on 9,008,802 shares outstanding) from 32 cents (based on 8,927,275 shares outstanding) for the same period in the previous year. Revenue increased 26% to $65.6 million.

For the nine months ended March 31, 1999, net income rose 51% from the year-earlier period to $10.9 million. Earnings per share increased to $1.21 (based on 8,997,360 shares outstanding) from 83 cents (based on 8,722,830 shares outstanding) for the same period in the previous year. Revenue grew 45% to $180.7 million.

At its April 15, 1999 meeting, the Board of Directors declared a regular, quarterly cash dividend of 3 cents per share payable on June 30, 1999 to the shareholders of record at the close of business on May 31, 1999.

All vacuum products performed well in the quarter and contributed to the outstanding results. The highlight of the quarter was the launch of the new FANTOM-Registered Trademark- CYCLONE XT-TM- upright. This powerful and sleek-looking machine has many new features and benefits: It operates with two motors, one to rotate the brush, the other to create airflow, thereby improving the vacuum's cleaning performance through the specialization of tasks. The brush motor can be turned off for cleaning bare floors. Importantly, it automatically shuts off when an object jams it, thus saving the belt from breaking. It also shuts off when the vacuum is rotated to the upright, locked position, saving wear and tear on the carpet as the user cleans with the wand. The machine has an ergonomically-positioned carrying handle, a re-designed collection bin, and an easy-access, tool-storage compartment at the top.

Shipments of the CYCLONE XT-TM- upright commenced at the beginning of March and early responses from end-users have been positive. With the addition of this product, consumers can now choose from four FANTOM-Registered Trademark-vacuums - three uprights and one canister - with different features and at different price points.

The introduction of the FANTOM-Registered Trademark- CYCLONE XT-TM- vacuum is being supported with new long-form (30-minute) and short-form (60-second) direct-response television commercials. The long-form infomercial began airing in the United States and Canada in mid-March, and the short-form spot commenced airing in mid-April.

We are continuing to work aggressively on the development of new household appliances and stay targeted to introduce two new products in the first half of calendar 2000, one in the floor-care area and the other in the water-treatment field. As of this report, twenty-eight utility patent applications have been filed for technologies the Company is either acquiring or exclusively licensing through its association with Omachron Technologies, Inc.

The foregoing information includes certain statements relating to the Company which are forward-looking statements under Section 21E of the United States Securities Exchange Act of 1934. The word "targeted" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements are based on assumptions made by, and information available to, the Company. However, there are important factors that could cause actual results to differ materially from those in such forward-looking statements including, among others, the contingencies arising from the uncertainties which are inherent in the development of new technology and the unanticipated costs and time delays which often arise in the process of developing new products based on innovative technology.

On behalf of the Board,

KENNETH KELMAN                          ALLAN D. MILLMAN,
CHAIRMAN OF THE BOARD                   PRESIDENT AND CHIEF EXECUTIVE OFFICER




MAY 6, 1999

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
FANTOM TECHNOLOGIES INC.


                                                      Nine Months Ended                            Three Months Ended
                                                   March 31 (Unaudited)                          March 31 (Unaudited)
                                                 1999                    1998                   1999                    1998
Sales                                   $ 180,748,331           $ 125,082,625          $  65,628,821           $  52,124,311

Cost of goods sold                        114,828,728              80,162,124             41,663,033              33,889,815
----------------------------------------------------------------------------------------------------------------------------
                                           65,919,603              44,920,501             23,965,788              18,234,496
Expenses:
     Selling,  general and
          administrative                   47,371,735              33,569,647             17,084,328              13,639,484
     Research and
          development expenses              1,634,875                       -                637,315                       -
     Finance charges                          (40,087)                 25,538                 25,244                  26,504
----------------------------------------------------------------------------------------------------------------------------
                                           48,966,523              33,595,185             17,746,887              13,665,988
----------------------------------------------------------------------------------------------------------------------------

Income before
     income taxes                          16,953,080              11,325,316              6,218,901               4,568,508

Income taxes                                6,099,000               4,128,000              2,233,000               1,695,000
----------------------------------------------------------------------------------------------------------------------------
Net income                                 10,854,080               7,197,316              3,985,901               2,873,508

Retained earnings
     at beginning of period                18,015,632               7,698,105             24,343,625              12,021,913

Dividends                                    (810,502)                      -               (270,316)                      -

Retained earnings
     at end of period                   $  28,059,210           $  14,895,421          $  28,059,210           $  14,895,421
----------------------------------------------------------------------------------------------------------------------------

Net income per share
     - Basic*                           $        1.21           $        0.83          $        0.44           $        0.32
----------------------------------------------------------------------------------------------------------------------------
     - Fully Diluted                    $        1.16           $        0.78          $        0.42           $        0.31

----------------------------------------------------------------------------------------------------------------------------

*Basic net income per share has been calculated using the weighted average number of common and series 1, class A preferred shares outstanding during the respective periods. For the nine months ended March 31, these were 8,997,360 shares for 1999 and 8,722,830 shares for 1998. For the three months ended March 31, these were 9,008,802 shares for 1999 and 8,927,275 shares for 1998.

FINANCIAL INFORMATION IN THIS REPORT IS EXPRESSED IN CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.


CONSOLIDATED BALANCE SHEETS

FANTOM TECHNOLOGIES INC.

                                                                             March 31
                                                                          (Unaudited)
                                                         1999                    1998
ASSETS
Current assets:
     Cash                                       $       1,148           $   4,112,458
     Trade accounts receivable                     45,072,832              31,803,125
     Other receivables                              2,958,179               1,707,249
     Inventories                                   20,817,899              11,875,980
     Prepaid expenses                               2,706,152               2,201,227
                                                   71,556,210              51,700,039
Deferred development costs,
     net of amortization                            1,639,016               1,437,000
Property, plant and equipment,
     at cost                                       34,190,818              21,828,981
     Less accumulated depreciation                 (6,668,393)             (4,618,096)
-------------------------------------------------------------------------------------
                                                   27,522,425              17,210,885
-------------------------------------------------------------------------------------
                                                $ 100,717,651           $  70,347,924
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

     Trade accounts payable                     $  28,428,635           $  17,509,874
     Other payables and accruals                    8,910,029               8,218,536
     Currency hedging exchange gains                  600,528                       -
     Current portion of capital
          lease obligations                            45,371                 265,891
-------------------------------------------------------------------------------------
                                                   37,984,563              25,994,301

Capital lease obligations,
     Less current portions                                  -                  37,414

Long term deferrals:

     Income taxes                                   3,627,100               2,473,200
     Currency hedging exchange gains                3,136,491                       -

     Shareholders' equity:

     Share capital                                 27,910,287              26,947,588
     Retained earnings                             28,059,210              14,895,421
-------------------------------------------------------------------------------------
                                                   55,969,497              41,843,009
-------------------------------------------------------------------------------------
                                                $ 100,717,651           $  70,347,924
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------